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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                  SCHEDULE TO
                            Tender Offer Statement
   Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                ---------------

                               U.S. Foodservice
                           (Name of Subject Company)

                                ---------------

                     Koninklijke Ahold N.V. (Royal Ahold)
                            Snow Acquisition, Inc.
                           (Names of Filing Persons)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                   90331R101
                     (CUSIP Number of Class of Securities)

                                ---------------

                            Ton van Tielraden, Esq.
                            Koninklijke Ahold N.V.
                               Albert Heijnweg 1
                                1507 EH Zaandam
                                The Netherlands
                              011-31-75-659-9111
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)

                                ---------------

                                   Copy to:
                              John M. Reiss, Esq.
                            Oliver C. Brahmst, Esq.
                               White & Case LLP
                          1155 Avenue of the Americas
                           New York, New York 10036
                                (212) 819-8200

                           CALCULATION OF FILING FEE
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              Transaction Valuation*                      Amount of Filing Fee
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                  $2,814,613,776                                   $562,922.76
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* Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $26.00 cash per share and 108,254,376 shares of Common Stock outstanding or represented by stock options and warrants, as of March 3, 2000.

[_]Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
   (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid:
    Form or Registration No:
    Filing Party:
    Date Filed:
[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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   This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Snow Acquisition, Inc. (the "Purchaser"), a Delaware corporation, and an indirect wholly owned subsidiary of Koninklijke Ahold N.V. ("Parent"), a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands, to purchase all of the issued and outstanding shares of common stock, par value $.01 per share, of U.S. Foodservice (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated as of October 4, 1999 and amended as of March 6, 2000, by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (such common stock and preferred stock purchase rights are referred herein together as the "Common Stock"), at a price of $26.00 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit
(a)(2) (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

   The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

   (a) Financial information. Not applicable.

   (b) Pro forma information. Not applicable.

Item 11. Additional Information.

   (b) Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

Item 12. Exhibits.

    Exhibit
      No.                                 Description
    -------                               -----------
 Exhibit (a)(1) Offer to Purchase.


 Exhibit (a)(2) Letter of Transmittal.


 Exhibit (a)(3) Notice of Guaranteed Delivery.


 Exhibit (a)(4) Guidelines for Substitute Form W-9.


 Exhibit (a)(5) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.


 Exhibit (a)(6) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.


 Exhibit (a)(7) Press Release issued by Koninklijke Ahold N.V. dated March 7,
                 2000, announcing the tender offer. This Press Release was filed under cover of Schedule TO with the Securities and Exchange Commission on March 7, 2000 and is incorporated herein by reference.


 Exhibit (a)(8) Text of Analyst Presentation of Koninklijke Ahold N.V. This
                 Analyst Presentation was filed under cover of Schedule TO with the Securities and Exchange Commission on March 7, 2000 and is incorporated herein by reference.


 Exhibit (a)(9) Fact Sheet of U.S. Foodservice issued by Koninklijke Ahold
                 N.V. This Fact Sheet was filed under cover of Schedule TO with the Securities and Exchange Commission on March 7, 2000 and is incorporated herein by reference.



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
   Exhibit No.                             Description
   -----------                             -----------


 Exhibit (a)(10) Press Release summarizing remarks of Koninklijke Ahold N.V.
                  President & Chief Executive Officer, Cees van der Hoeven at
                  Annual Press Conference of Koninklijke Ahold N.V. This Press
                  Release was filed under cover of Schedule TO with the Securities and Exchange Commission on March 7, 2000 and is incorporated herein by reference.


 Exhibit (a)(11) Corporate Profile of U.S. Foodservice Inc. issued by
                  Koninklijke Ahold N.V. This Corporate Profile was filed under cover of Schedule TO with the Securities and Exchange
                  Commission on March 7, 2000 and is incorporated herein by reference.


 Exhibit (a)(12) Summary newspaper advertisement, dated March 13, 2000, published in The Wall Street Journal.


 Exhibit (b)     None.


 Exhibit (d)(1)  Agreement and Plan of Merger, dated as of March 7, 2000, by and among Koninklijke Ahold N.V., Snow Acquisition, Inc. and
                  U.S. Foodservice.


 Exhibit (d)(2)  Confidentiality Agreement, dated as of December 15, 1999, by and between U.S. Foodservice and Koninklijke Ahold N.V.


 Exhibit (g)     None.


 Exhibit (h)     None.

Item 13. Information Required by Schedule 13E-3.

   Not applicable.

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2000                     Koninklijke Ahold N.V.

                                             /s/ Robert G. Tobin
                                          By: _________________________________
                                            Name: Robert G. Tobin
                                            Title: Executive Vice President

Dated: March 13, 2000                     Snow Acquisition, Inc.

                                             /s/ Robert G. Tobin
                                          By: _________________________________
                                            Name: Robert G. Tobin
                                            Title: President



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